                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



(Check One):  |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR

For Period Ended: June 30, 2000

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:   ____________________


--------------------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
UNIVERSE2U INC.

Former Name if Applicable:
PAXTON MINING CORP.

Address of Principal Executive Office (Street and Number)
30 West Beaver Creek Rd. - Suite 109

City, State and  Zip Code
Richmond Hill, Ontario, L4B 3K1 Canada

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)


|X|       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

On May 17, 2000, the registrant acquired Universe2U Inc., an Ontario corporation (the "Ontario Company") and discontinued its mining operations. In connection therewith, a new board of directors was elected and new management of the registrant was appointed. The registrant also moved its corporate office from Vancouver, B.C. to Richmond Hill, Ontario. In addition, the registrant consummated a significant acquisition on May 31, 2000 requiring the filing of audited financial statements with the Commission as of even date with the filing due date for the Quarterly Report on Form 10-QSB. As a result of the foregoing corporate developments, the Registrant could not file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 on the filing due date without incurring unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John Slattery Executive Vice President, Finance and Chief Financial Officer
     (Name and Title)

     (905)              881-3284
     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X| Yes  |_| No


Universe2U Inc., a Nevada corporation, has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond Hill, Ontario, Canada, on August 14, 2000.

                    Universe2U Inc.,
                    a Nevada Corporation

                    By:   /s/ R. John Slattery
                          --------------------------------
                          R. John Slattery
                          Executive Vice President, Finance and
                          Chief Financial Officer



INSTRUCTION: The form may be signed by an executive office of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                  ATTENTION:
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------